SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SRI/SURGICAL EXPRESS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

78464W104 (CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Richard T. Isel

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 838,229 6. Shared Voting Power 7. Sole Dispositive Power 838,229 8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 838,229

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.4%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Isel Family Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 440,829 6. Shared Voting Power 7. Sole Dispositive Power 440,829 8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 440,829

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.0%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Isel Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 440,829 6. Shared Voting Power 7. Sole Dispositive Power 440,829 8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 440,829

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.0%

12.	Type of Reporting Person (See Instructions) CO

Item 1	(a).	Name of Issuer: SRI/Surgical Express, Inc.

	(b).	Address of Issuer’s Principal Executive Offices: 12425 Racetrack Rd Tampa, FL 33626

Item 2	(a).	Name of Person Filing: (1) Isel Family Limited Partnership (2) Isel Holdings, Inc. (3) Richard T. Isel

	(b).	Address of Principal Business Office or, if none, Residence: 3035 Turtle Brooke Clearwater, Florida 33761

	(c).	Citizenship: (1) Colorado (2) Colorado (3) US

	(d).	Title of Class of Securities: Common Stock, par value $.001

	(e).	CUSIP Number: 78464W104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the filing person is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(i)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership: Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: See Response to Item 9 on cover pages.

(b) Percent of class: See Response to Item 11 on cover pages.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See Response to Item 5 on cover pages.

(ii) Shared power to vote or to direct the vote: See Response to Item 6 on cover pages.

(iii) Sole power to dispose or to direct the disposition of: See Response to Item 7 on cover pages.

(iv) Shared power to dispose or to direct the disposition of: See Response to Item 8 on cover pages.

Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable

Item 8.	Identification and Classification of Members of the Group: Not applicable

Item 9.	Notice of Dissolution of Group: Not applicable

Item 10.	Certification: Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2004

ISEL FAMILY LIMITED PARTNERSHIP
By:	Isel Holdings, Inc., its General Partner

By:	/s/ Richard T. Isel

Richard T. Isel, President

ISEL HOLDINGS, INC.

By:	/s/ Richard T. Isel

Richard T. Isel, President

/s/ Richard T. Isel
RICHARD T. ISEL

EXHIBIT A

RULE 13d-1(k) AGREEMENT

The undersigned agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of SRI/Surgical Express, Inc. at December 31, 2003.

ISEL FAMILY LIMITED PARTNERSHIP
By:	Isel Holdings, Inc., its General Partner

By:	/s/ Richard T. Isel

Richard T. Isel, President

ISEL HOLDINGS, INC.

By:	/s/ Richard T. Isel

Richard T. Isel, President

/s/ Richard T. Isel

RICHARD T. ISEL